

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

January 3, 2018

Mr. Jae Keun Lee
Managing Director and Chief Financial Officer
KB Financial Group, Inc.
84, Namdaemoon-ro, Jung-gu
Seoul 04534, Korea

> **Re: KB Financial Group, Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2016**
> **Filed April 24, 2017**
> **File No. 000-53445**

Dear Mr. Jae:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Stephanie L. Sullivan

Stephanie L. Sullivan
Senior Technical & Policy Advisor
Office of Financial Services